Exhibit 1.02

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 Mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Generates Adjusted EBITDA Increase of 41 Percent in 2008 and Cash Flow from
Operations ofmillion

Year End Cash Balance Improves Despite Convertible Note Redemptions

HONG KONG, ATLANTA, April 20, 2009 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, today announced financial results for the fourth quarter and full year ended December 31,2008. For the fourth quarter of 2008, revenues and Adjusted EBITDA (a) from continuing operations (b), were (U.S.)million and (U.S.)million, respectively. This compares to revenue and Adjusted EBITDA of (U.S.)million and a loss of (U.S.)million, respectively, for the fourth quarter of 2007. Adjusted EBITDA for the second half of 2008 of (U.S.)$20.3 million, exceeded the company’s guidance of (U.S.)$17.0 million to (U.S.)$19.0 million, which was re-affirmed on February 4, 2009.

In addition, according to Thomson Financial First Call, Wall Street consensus estimates for CDC Corporation’s Adjusted EBITDA for the fourth quarter of 2008 were expected to be $4.3 million. With Adjusted EBITDA of (U.S.)million in the fourth quarter of 2008, this marks the fifth consecutive quarter where CDC Corporation has reported quarterly Adjusted EBITDA that has exceeded Wall Street consensus estimates.

For the year ended December 31, 2008, total revenue and Adjusted EBITDA were (U.S.)million and (U.S.)million, respectively, compared to (U.S.)million and (U.S.)million for 2007.

CDC Corporation also generated positive operating cash flows in the fourth quarter of 2008, marking four consecutive quarters of cash generated from operations during the year. Operating cash flow was (U.S.)$8.3 million in the fourth quarter of 2008 and was (U.S.)$27.1 million for the full year ended December 31, 2008. The company’s balance sheet remained strong at year end with Non-GAAP Cash and Cash Equivalents of (U.S.)$215.2 million as of December 31, 2008, which was an increase from the previous quarter as a result of cash flow generated from operations. This amount subsequently has been reduced by the company’s previously announced purchases of a portion of its convertible notes as discussed herein and which, as previously announced, the company was able to accomplish by utilizing a combination its own internal cash, cash generated from operations and refinancing.

“Despite the extremely difficult global economic environment, we are proud of what CDC Corporation accomplished in 2008,” said Peter Yip, CEO of CDC Corporation. “We believe we are ahead of the curve in on our cost reduction efforts and have made several significant operational improvements in our business units throughout 2008, which helped us to achieve strong Adjusted EBITDA growth of 41 percent for the year ended December 31, 2008. Our margin expansion was accomplished primarily through improved staff utilization, the streamlining and tighter integration of acquired entities, improving cost management and leveraging an expanded offshore model in India and China for research and development. We have also seen maintenance renewal rates above-industry average and our maintenance win back program, started at the end of the third quarter of 2008, has demonstrated significant momentum generating more than (U.S.)$619,000 by the end of 2008. We believe that our proactive strategies allowed us to exceed Wall Street consensus estimates for the last five quarters. In addition, we have made excellent progress with our convertible debt.”

Yip said, “We have continued to generate strong operating cash flow, as during the fourth quarter of 2008 we generated over (U.S.)$8 million in cash flow from operations and throughout 2008 we generated an aggregate of over (U.S.)$27 million. Furthermore, we expect to continue generating positive cash from operations. We intend to continue to focus on cash generation throughout 2009, as well as work with the remaining holders of our outstanding Notes.

In the fourth quarter of 2008, CDC Corporation recorded a goodwill and intangible asset impairment charge of $49.0 million and an impairment charge associated with its investments in available for sale securities of $8.5 million. With these charges, CDC Corporation reported a net loss from continuing operations of $84.3 million and $108.4 million for the fourth quarter and full year of 2008, respectively.

Strategic Growth Alternatives

CDC Corporation has three core businesses, CDC Software, a leading global provider of a broad suite of scalable enterprise software applications to customers in targeted vertical industries; CDC Global Services, an IT services and consulting business; and CDC Games, which offers online games in China. These businesses, on an aggregate basis, achieved a 35 percent increase in Adjusted EBITDA of $48.8 million in 2008 compared to $36.2 million in 2007. In the past, CDC Software included CDC Global Services. The company has now separated these businesses for reporting purposes, as it now believes that CDC Global Services should be viewed as a discrete and autonomous business unit with its own operating geographies and metrics.

The following table illustrates the results generated by these three businesses on a combined basis for the years ended December 31, 2007 and 2008:

	2007	2008	Variance
Revenue:	$382.6 million	$395.4 million	3%
Adjusted EBITDA:	$36.2 million	$48.8 million	35%
Adjusted EBITDA Margin:	9%	12%	33%

The parent company, CDC Corporation, has invested considerable time and effort to develop these various core businesses and each of them is at a different stage of maturity. During 2008, CDC Corporation has improved several of the key operating metrics in these businesses and is now in the process of exploring strategic and growth alternatives with respect to all of them. The company believes that the exploration of such alternatives for these businesses could ultimately unlock shareholder value in the company.
According to Yip, “While our businesses are not for sale, as a public company we must explore all strategic and other growth alternatives for our various businesses in order to act in the best interests of our shareholders and our company. We believe CDC has now established itself as a platform for growth and we expect that this global and scalable infrastructure will continue to contribute to our future growth by facilitating organic expansion, strategic acquisitions and other business opportunities to unlock shareholder value.”

Convertible Debentures Update

As of April 20, 2009, an affiliate of CDC Corporation has negotiated the purchase of an aggregate of more than 52 percent of the original $168 million face value of the Company’s 3.75 Percent Senior Exchangeable Convertible Notes Due 2011 (Notes), from 9 of 11 separate Note holders. The total of all such purchases currently closed and under contract represents an aggregate of $88 million of the face value of the outstanding Notes, which were, on average, purchased at prices below par value. In addition, the company was able to accomplish these purchases by utilizing a combination its own internal cash, cash generated from operations and refinancing, with no dilution of shareholder equity resulting from these transactions. The company has saved over (U.S.)$26.5 million in potential future interest expense and principal as a result of these previously announced purchase transactions under contract and closed with the holders of company Notes.

Internal Control Remediation

The company has made significant improvements with respect to the material weakness remediation efforts and believes it is currently on track to be able to fully remediate the material weaknesses that existed at December 31, 2007, however, final determination will be made upon the completion of the financial audit for the 2008 fiscal year and filing of the corresponding Form 20-F which the Company is expecting to file before June 30, 2009.

“After a significant realignment of operations which we began more than a year ago, we believe that CDC Software is well positioned despite the current challenging economic backdrop. CDC Software delivered an increase in maintenance revenue of almost 20 percent to $103.6 million for 2008 compared to 2007. CDC Software also delivered solid Adjusted EBITDA of $32.4 million for the full year. We believe that CDC Software is also on track to cure its previously disclosed material weaknesses. In addition, CDC Software has now established itself as a platform for growth and we expect that this global and scalable infrastructure will continue to contribute to our future growth by facilitating organic expansion, strategic acquisitions, and leveraging cross-selling and other business opportunities with our customers.

“In addition, we are pleased that CDC Games achieved 34 percent annual growth in revenue for 2008 compared to 2007. Although this segment had delivered five consecutive quarters of double digit sequential growth through 2008, we do not expect this to continue into the first quarter of 2009 due to several factors including the typical seasonality effects associated with the first quarter. In addition, we believe that several gamers were awaiting the launch of Yulgang 3.0, which occurred in late March 2009. This resulted in lower Yulgang revenue for January and February of 2009. However, we are now starting to see an improvement in revenue performance as a result of the recent launch of Yulgang 3.0,” Yip stated.

“Overall, despite the difficult economy, we remain cautiously optimistic with regard to our long-term prospects. Leveraging our strong balance sheet and cash flow, we also plan to resume pursuing strategic acquisitions to expand our software platform, such as our previously-announced pending Categoric transaction. In addition, we also look to increase our marketshare in China for our MMO online games business by pursuing additional investments. We remain confident of our global business which is reinforced by our strong market presence in China.”

Full Year 2008 Highlights:

•	Total revenue for CDC Corporation for 2008 was (U.S.)$409.1 million, an increase of 4 percent from (U.S.)$394.0 million in 2007.

•	Adjusted EBITDA from continuing operations was (U.S.)$28.7 million for 2008, compared to (U.S.)$20.3 million in 2007.

•	Total revenue from CDC Software for 2008 was (U.S.)$240.8 million, a 0.4% increase from (U.S.)$239.9 million in 2007.

•	Total revenue from CDC Global Services for 2008 was (U.S.)$109.7 million, an increase of 0.5% from (U.S.)$109.1 in 2007.

•	Revenue from CDC Games for 2008 was (U.S.)$44.9 million, an increase of 34 percent from (U.S.)$33.6 million in 2007.

•	The company’s China.com segment generated revenue of (U.S.)$13.7 million in 2008, an increase 20 percent from (U.S.)$11.4 million in 2007.

Subsidiary Revenue and Operating Metrics Summary

CDC Software (excluding Global Services)

On a standalone basis, CDC Software, the largest of the three core businesses, had the following historical annual results:

	2007	2008	Variance
Revenue:	$239.9 million	$240.8 million	—
Adjusted EBITDA:	$26.1 million	$32.4 million	24%
Adjusted EBITDA Margin:	11%	13%	18%

Despite essentially flat revenues in Q4 2008, CDC Software experienced a significant improvement in Adjusted EBITDA margins primarily due to the effects of several cost saving initiatives that were implemented over the past several quarters.

CDC Software intends to continue to focus significant effort on improving its operating margins through several initiatives including leveraging an offshore model, improving sales force performance and continuing to work on maintenance win-backs.

CDC Software also introduced new products and version upgrades for its core applications in ERP, Manufacturing Operations Management, Customer Relationship Management, Human Resource Management and Supply Chain during the fourth quarter of 2008, and has also continued to expand into new vertical markets for its Front Office Solutions, which have been gaining traction in emerging markets through the company’s Franchise Partner Program. The company also integrated its separate partner and reseller programs into one central program called CDC Software’s “Global Partner Program” which is expected to streamline efficiencies and savings as the company expands its geographic footprint.

In Q4 2008, revenue for CDC Software was geographically distributed, with the Americas contributing about 55 percent of the total, and the rest of world contributing about 45 percent.

Further, during Q4 2008, CDC Software added a total of 149 new customers and signed upgrade and expansion agreements with 472 enterprise software customers.  New customers accounted for 34 percent of total software license revenue during the quarter and included: AAA of Western and Central New York, Eesti Tartbijateühistute Keskühistu (ETK), John Bean Technologies SPA, Legacy Packaging LLC, Mair Research,   Martinez Nieto (MARNYS), Owens & Minor, Inc., Precision Biologic, Inc., Sabormex and Web Line.

Repeat business with existing customers accounted for 66 percent of total software license revenue for the quarter. Customers with expanded and repeat business during the quarter included: Accor Services, AFII, ANCV, Bankpime, Baumer Electric, Fresca Group, Plc, Johnson Controls, KBS, Litehouse Foods, Mapfre, Max New York Life, Midcoast Aviation, Pierre & Vacances Conseil Immobilier, Sandvik Terreal and Virbac.

Recent highlights include: Ross ERP was selected as the ERP solution to be used in the Food Safety Information Management Platform being offered to the Henan Province in China; CDC Factory closed the company’s second largest MOM deal ever in North America to a leading, global pasta maker; CDC Software’s Franchise Partner in Latin America sold several deals including their first sales for CDC Factory and CDC Respond in Mexico and Latin America; a major version of CDC HRM was launched in China that includes new human capital management functionality along with employee self-service capabilities. Also, CDC HRM was sold to CCTV, China’s largest national TV network along with several other industry-leading companies.

Additionally, in February 2009, CDC Software announced that it entered into a binding term sheet to acquire WKD Solutions Ltd., a leading provider of supply chain event management and business activity monitoring (BAM) solutions marketed under the Categoric brand name. These solutions help enterprises improve their supply chain visibility and support their governance, risk and compliance requirements.

CDC Global Services

On a standalone basis, CDC Global Services had the following historical annual results:

	2007	2008	Variance
Revenue:	$109.1 million	$109.7 million	1%
Adjusted EBITDA:	$4.7 million	$5.3 million	13%
Adjusted EBITDA Margin:	4%	5%	25%

Total revenue for CDC Global Services for Q4 2008 was (U.S.)$24.5 million. Gross margin for CDC Global Services was 21 percent during Q4 2008 compared to 22 percent in Q4 2007. Staff utilization for the quarter was 85.2 percent, continuing a strong trend.

CDC Global Services’ offerings include platform-specific services for Microsoft and SAP, as well as project management, staff augmentation, managed help desk solutions, and a full range of outsourced service offerings. The company also provides hardware for data collection and RFID through partnerships. Two key attributes of this business unit include the onshore / offshore delivery model for project work, which helps to keep costs low for customers while protecting margins for the company, and long term contracts for managed services, which ensures predictability of our revenue stream. For the full year 2008, roughly 38% of the revenue was billed under long term contracts.

Recently, this business unit had some key wins, which include the implementation of SAP eWMS at a major global pharmaceutical company, a global leading medical equipment company, a large utility, and a major financial services company. We have also successfully delivered Global Service capabilities to CDC Software customers, proving that the CDC Software customer base is an excellent growth target for Global Services.

In addition, recent highlights include: CDC’s Australian services unit was named Microsoft Dyanamics Fastest Growing Partner of the Year. Several of our services units with US and Indian operations, launched Business Process Outsourcing offerings utilizing the Mumbai base. A pipeline has been established and multiple wins for both voice based services and process based services.

CDC Games

On a standalone basis, CDC Games had the following historical annual results:

	2007	2008	Variance
Revenue:	$33.6 million	$44.9 million	34%
Adjusted EBITDA:	$5.4 million	$11.0 million	103%
Adjusted EBITDA Margin:	16%	25%	56%

Total revenue from continuing operations (b) for CDC Games during 2008 was (U.S.)$44.9 million, which represents an increase of approximately 34 percent over 2007. The increase was primarily driven by a substantial year over year improvement in the performance of Yulgang following the settlement in March 2008 of our dispute with Yulgang’s developer, Mgame. Gross margin from continuing operations (b) for CDC Games during Q4 2008 was 43 percent.

In the first quarter of 2009, CDC Games launched Lunia, its first massively multiplayer online role-playing action game (MMORPG), in China. Lunia is based on the popular manga style comic art form. In addition, improved cross-promotion and data mining activities have helped CDC Games lower its cost of acquiring new players for its games.

CDC Games believes that the benefits of its diversification strategy are becoming clear as CDC Games’ revenue is now derived from its portfolio of six online games. As such diversification continues into the future, the company believes that it will be able to develop a relatively stable, recurring and repeatable revenue base. In addition, the company believes it has developed a more cost-effective process for effectively launching games, which includes cross promotion and leveraging a combined base of existing players.

CDC Games is working on launching domestic games in the China market. The company expects this strategy will help it align itself with market trends, where industry data has indicated that the market share of domestic online games in China increased from 65 percent in 2007 to more than 80 percent in 2008.

China.com

Total revenue from continuing operations (b), for the China.com portal and media services businesses during Q4 2008 was (U.S.)$4.7 million, an increase of 16 percent from (U.S.)$4.0 million in Q4 2007. Gross margin from continuing operations for the China.com portal business during Q4 2008 was 56 percent.

During Q4 2008, China.com saw an increase in portal advertisement in its key vertical channels, automobile and webgame channels. The company believes that China.com benefits from strong brand recognition in China, the growth of online advertising and strategic partnerships with Internet industry leaders. China.com is particularly focused on its industry-leading automobile and defense content channels and has increased its advertising focus in these areas.

Summary

Yip concluded, “We continue to believe that our stock is undervalued and will continue to work to enhance shareholder value in these difficult economic times. As of year end 2008, we have improved our cash balance despite several convertible redemptions. In addition, we are planning to explore strategic alternatives for our core businesses, which we believe will unlock shareholder value.”

Conference Call

The company’s senior management will host a conference call for financial analysts and investors, today, April 20, 2009 at 5:00 pm EST.

USA-based Toll Free Number: +1-(888) 603-6873
International: +1 973 582 2706
Pass code: 92885410
Call Leader: Monish Bahl

This call is being webcast by CCBN and can be accessed at CDC Corporation’s corporate web site at www.cdccorporation.net.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay

For those unable to call in, a digital instant replay will be available after the call until May 4, 2009. U.S. based Toll Free Number: +1 800 642 1687, U.S.-based Toll Number: +1 706 645 9291 Passcode or PIN #: 92885410

(a) Adjusted Financial Measures

This press release includes Adjusted EBITDA from continuing operations and Non-GAAP Cash and Cash Equivalents, which are not prepared in accordance with GAAP (collectively, the “Non-GAAP Financial Measures”). Non-GAAP Financial Measures are not alternatives for measures such as net income, earnings per share and cash and cash equivalents prepared under generally accepted accounting principles in the United States (“GAAP”). These Non-GAAP Financial measures may also be different from non-GAAP measures used by other companies. Non-GAAP Financial Measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these Non-GAAP Financial Measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for GAAP performance measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These supplemental Non-GAAP Financial Measures should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP. Reconciliations of Non-GAAP Financial Measures to GAAP are provided herein immediately following the financial statements included in this press release.

(b) Adjustment for Discontinued Businesses

During the first and fourth quarter of 2008, the mobile value added business of China.com and operations of CDC Games International, respectively, were discontinued. The operations of CDC Games International, a subsidiary of CDC Games Corporation, included operations in the U.S., Japan and Korea. All historical results related to these two businesses have been included in discontinued operations.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes:  CDC Factory (Enterprise Manufacturing Intelligence)), Ross ERP (enterprise resource planning) and SCM (supply chain management), e-M-Power (discrete manufacturing), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. For more information, please visit www.cdcsoftware.com.

About China.com Inc.

China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the first company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Games

CDC Games is a market leader in online and mobile games in China with more than 150 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force.  Currently, CDC Games offers six popular MMO online games in China that include: Digimon RPG, Special Force, Yulgang, Shaiya, Lunia, and Eve Online. For more information on CDC Games, visit: www.cdcgames.net

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs about our business and financial decisions and the benefits and effects thereof, our beliefs about our products and games, as well as the characteristics and potential benefits and uses thereof, our expectations regarding our ability to continue to generate positive cash flows from operations, our beliefs regarding our current and future strategic, business and financial position, including our cash and cash equivalents balances, our expectations regarding our operational improvements and the effects thereof, our beliefs regarding strategic and other alternatives for our businesses, our beliefs regarding the momentum of our maintenance win-back program, our beliefs regarding our financial performance and our expected cash generation, our beliefs regarding the benefit of separating our businesses for reporting purposes, our beliefs regarding potential shareholder value and our establishment of a platform and infrastructure for future growth, our beliefs about the continuation of, and any possible results of, our discussions with holders of our convertible notes and communications relating thereto, our intentions with respect to and expectations about improvements in certain financial measures, our beliefs regarding the continuation of sales trends for certain of our products, the recurring nature of certain revenue streams and the potential benefits of certain of our products to users, our beliefs about future online games offerings at CDC Games and the timing thereof, our beliefs about the nature of revenues, the benefits of the diversification strategy and games launching process at CDC Games, our beliefs regarding China.com’s business and the factors influencing it, our beliefs regarding the value of our stock, our beliefs regarding future and continued improvement in our profitability, our beliefs regarding the composition of our revenues and the recurring or non-recurring nature thereof, our beliefs regarding the ability of our products to perform well in challenging economic conditions, our beliefs regarding the strategic position and utility of our products, our beliefs regarding our franchise partners, our global partner program and the continued utility thereof, our beliefs regarding the development of a stable, repeatable and recurring revenue base, our beliefs regarding China.com’s brand recognition in China, our beliefs about our cash position, our efforts with respect to continued cost-savings and our beliefs regarding our marketing, financial, business and competitive position, our beliefs regarding the results of our material weakness remediation efforts, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s games, software products and services; (j) continued commitment to the deployment of the products, including enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s products and services to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (n) risks associated with our convertible debt; and (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s products and services. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release, if any, may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2007 on Form 20-F filed on June 30, 2008 and amended on September 15, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

CDC Corporation
Unaudited Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars except share and per share data)

	December 31, 2007	December 31, 2008
ASSETS
Current assets:
Cash	$142,218	$165,693
Restricted cash	9,066	4,275
Accounts receivable (net of allowance of $8,688 and $8,304 at December 31, 2007 and December 31, 2008, respectively)	87,612	72,834
Available-for-sale securities	78,498	33,428
Deferred tax assets	3,423	7,768
Prepayments and other current assets	22,930	11,944

Total current assets	343,747	295,942
Property and equipment, net	19,659	15,392
Goodwill	215,783	158,119
Intangible assets , net	132,605	108,334
Available-for-sale securities	28,526	11,797
Investments under cost method	12,315	10,517
Deferred tax assets	44,576	41,261
Other assets	6,390	5,168

Total assets	$803,601	$646,530

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$28,571	$21,397
Purchase consideration payables	4,192	628
Income tax payable	2,145	4,138
Accrued liabilities	50,549	44,970
Restructuring accruals, current portion	2,807	2,026
Short-term bank loans	33,892	8,265
Convertible notes	—	160,961
Derivatives of convertible notes	—	41,189
Deferred revenue	67,989	61,977
Deferred tax liabilities	942	438

Total current liabilities	191,087	345,989
Deferred tax liabilities	28,496	27,624
Convertible notes	163,123	—
Derivatives of convertible notes	11,782	—
Restructuring accruals, net of current portion	482	239
Other liabilities	12,396	12,850

Total liabilities	407,366	386,702
Minority interests	37,411	17,533
Contingencies and commitments
Shareholders’ equity:
Preferred shares, $0.001 par value; 5,000,000 shares authorized, no shares issued	—	—
Class A common shares, $0.00025 par value; 800,000,000 shares authorized; 117,416,475 and 118,103,289 shares issued as of December 31, 2007 and December 31, 2008, respectively; 106,930,800 and 106,999,640 shares outstanding as of December 31, 2007 and December 31, 2008, respectively	28	28
Additional paid-in capital	713,096	722,890
Common stock held in treasury; 10,485,675 and 11,103,649 shares at December 31, 2007 and December 31, 2008, respectively	(54,646)	(56,118)
Accumulated deficit	(324,828)	(441,128)
Accumulated other comprehensive income	25,174	16,623

Total shareholders’ equity	358,824	242,295

Total liabilities and shareholders’ equity	$803,601	$646,530

CDC Corporation
Unaudited Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three Months Ended December 31,
	2007	2008
REVENUE:
Software	$68,424	$53,492
Global Services	26,538	24,487
CDC Games	7,918	13,560
China.com	4,046	4,697

Total revenue	106,926	96,236
COST OF REVENUE:
Software	(29,547)	(27,263)
Global Services	(20,670)	(19,432)
CDC Games	(5,862)	(7,758)
China.com	(1,508)	(2,066)

Total cost of revenue	(57,587)	(56,519)

Gross profit	49,339	39,717
Gross margin %	46%	41%
OPERATING EXPENSES:
Sales and marketing expenses	(22,189)	(15,895)
Research and development expenses	(5,918)	(6,597)
General and administrative expenses	(27,784)	(22,509)
Amortization expenses	(3,584)	(2,413)
Restructuring and other charges	1,150	(50,184)

Total operating expenses	(58,325)	(97,598)

Operating income (loss) from continuing operations	(8,986)	(57,881)
Operating margin %	-8%	-60%
Other income, net	(15,934)	(29,955)

Income (loss) before income taxes	(24,920)	(87,836)
Income tax expense	(93)	2,408

Income before minority interests	(25,013)	(85,428)
Minority interests in income of consolidated subsidiaries	(1,175)	1,141

Loss from continuing operations	(26,188)	(84,287)
Discontinued operations:
Loss from operations of discontinued subsidiaries	(67,811)	272

Net loss	$(93,999)	$(84,015)

Basic and diluted earnings (loss) per share from continuing operations	$(0.24)	$(0.79)

Basic and diluted earnings (loss) per share	$(0.88)	$(0.78)

Weighted average number of shares – basic	107,179,078	107,240,880

CDC Corporation
Unaudited Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Twelve Months Ended December 31,
	2007	2008
REVENUE:
Software	$239,897	$240,787
Global Services	109,140	109,700
CDC Games	33,575	44,901
China.com	11,409	13,682

Total revenue	394,021	409,070
COST OF REVENUE:
Software	(100,506)	(110,830)
Global Services	(82,455)	(84,012)
CDC Games	(19,698)	(26,453)
China.com	(4,283)	(6,531)

Total cost of revenue	(206,942)	(227,826)

Gross profit	187,079	181,244
Gross margin %	47%	44%
OPERATING EXPENSES:
Sales and marketing expenses	(73,637)	(73,830)
Research and development expenses	(22,743)	(25,909)
General and administrative expenses	(86,715)	(87,210)
Amortization expenses	(10,918)	(11,663)
Restructuring and other charges	1,896	(54,056)

Total operating expenses	(192,117)	(252,668)

Operating income (loss) from continuing operations	(5,038)	(71,424)
Operating margin %	-1%	(0)
Other income, net	(11,615)	(36,655)

Income (loss) before income taxes	(16,653)	(108,079)
Income tax expense	(10,863)	(804)

Income before minority interests	(27,516)	(108,883)
Minority interests in income of consolidated subsidiaries	(2,147)	438

Loss from continuing operations	(29,663)	(108,445)
Discontinued operations:
Loss from operations of discontinued subsidiaries	(75,370)	(7,855)

Net loss	$(105,033)	$(116,300)

Basic and diluted earnings (loss) per share from continuing operations	$(0.28)	$(1.01)

Basic and diluted earnings (loss) per share	$(0.98)	$(1.08)

Weighted average number of shares – basic	107,160,474	107,221,587

CDC Corporation
Unaudited Consolidated Statement of Cash Flows
(Amounts in thousands of U.S. dollars)

Twelve Months Ended
December 31, 2008
OPERATING ACTIVITIES:
Net (loss) income	$(116,300)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Minority interests in income of consolidated subsidiaries	(553)
Loss (gain) on disposal/write-off of PPE net of Cash	498
Loss (gain) on disposal of available-for-sale securities	(127)
Loss (gain) on disposal of subsidiaries, net of taxes	(960)
Loss (gain) on disposal of cost investments	(334)
Loss (gain) on purchase of convertible notes	(250)
Bad debt expense	5,285
Amortization of intangible assets	34,110
Depreciation expense	8,711
Impairment of available for sale securities	8,501
Stock compensation expenses	7,902
Deferred income tax provision	(3,597)
Exchange loss (gain) on deferred tax assets	3,271
Goodwill impairment	47,895
Intangible assets impairment	1,100
Discount amortization on convertible notes	1,263
Fair market value adjustment of derivative instruments	29,407
Interest income received on restricted cash	362
Changes in operating assets and liabilities:
Accounts receivable	4,703
Deposits, prepayments and other receivables	5,056
Other assets	2,755
Accounts payable	(6,380)
Accrued liabilities	(7,881)
Deferred revenue	(2,360)
Income tax payable	2,037
Other liabilities	2,992

Net cash provided by operating activities	27,106

INVESTING ACTIVITIES:
Acquisition, net of cash acquired	(872)
Payments for prior year acquisitions	(387)
Purchases of property, plant and equipment	(4,585)
Purchases of intangible assets	(3,131)
Payment for capitalized software	(7,269)
Disposal (acquisition) of cost method investees	(20,252)
Purchases of available-for-sale securities	—
Loans to and/or investment in franchise partners	(650)
Proceeds from disposal of available-for-sale securities	77,476
Proceeds from disposal of subsidiaries, net of tax	364
Decrease (increase) in restricted cash	4,723

Net Cash provided (used) in investing activities	45,417

FINANCING ACTIVITIES:
Issuance of share capital, net of offering costs	892
Proceeds from bank loans	6,027
Repayment of bank loans	(31,850)
Repayment of convertible notes	(3,175)
Payment for capital lease obligations	(98)
Purchase of China.com shares by CDC Corporation	(3,083)
Purchases of treasury stock	(1,472)
Dividend distribution	(16,450)

Net cash provided by (used in) financing activities	(49,209)

Effect of exchange differences on cash	161

Net increase (decrease) in cash and cash equivalents	23,475
Cash and cash equivalents at beginning of year	142,218

Cash and cash equivalents at end of year	$165,693

CDC Corporation
Unaudited Reconciliation From GAAP Results to Non GAAP Cash
(Amounts in thousands of U.S. dollars)

(a) Non-GAAP Cash and Cash Equivalents Reconciliation	December 31, 2008
Cash	$165,693
Add restricted cash	4,275
Add available for sale securities – current	33,428
Add available for sale securities – long-term	11,797

Non GAAP cash and cash equivalents	$215,193

CDC Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three Months Ended December 31,
	2007	2008
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operations income (loss) from continuing operations	$(8,986)	$(57,881)
Add back restructuring and other charges	(1,150)	50,184
Add back depreciation expense	1,978	2,068
Add back amortization expense	3,584	2,413
Add back amortization expense included in cost of revenue	4,254	7,054
Add back stock compensation expenses	2,255	2,424
Add back unrealized exchange rate gains (losses) on deferred tax assets	(3,762)	2,487
Subtract capitalized software credit	(2,696)	(756)

Adjusted EBITDA from continuing operations	$(4,523)	$7,993

CDC Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Year Ended December
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	31, 2008
(a) Reconciliation from GAAP results to Adjusted
EBITDA from continuing operations
Operations income (loss) from continuing operations	$(7,809)	$(5,496)	$(238)	$(57,881)	$(71,424)
Add back restructuring and other charges	266	2,980	626	50,184	54,056
Add back depreciation expense	1,987	2,421	1,835	2,068	8,311
Add back amortization expense	3,263	3,128	2,859	2,413	11,663
Add back amortization expense included in cost of revenue	4,484	4,554	6,187	7,054	22,279
Add back stock compensation expenses	1,590	1,831	1,937	2,424	7,782
Add back unrealized exchange rate gains (losses) on deferred tax assets	—	431	353	2,487	3,271
Subtract capitalized software credit	(2,899)	(2,410)	(1,204)	(756)	(7,269)

Adjusted EBITDA from continuing operations	$882	$7,439	$12,355	$7,993	$28,669

CDC Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Twelve Months Ended
	2007	2008
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operations income (loss) from continuing operations	$(5,038)	$(71,424)
Add back restructuring and other charges	(1,896)	54,056
Add back depreciation expense	6,293	8,311
Add back amortization expense	10,918	11,663
Add back amortization expense included in cost of revenue	15,378	22,279
Add back stock compensation expenses	8,388	7,782
Add back unrealized exchange rate gains (losses) on deferred tax assets	(3,762)	3,271
Subtract capitalized software credit	(9,977)	(7,269)

Adjusted EBITDA from continuing operations	$20,304	$28,669

CDC Software
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Twelve Months Ended
	2007	2008
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operations income (loss) from continuing operations	$14,659	$3,200
Add back restructuring and other charges	1,910	4,812
Add back depreciation expense	3,084	4,201
Add back amortization expense	5,564	6,843
Add back amortization expense included in cost of revenue	12,871	15,766
Add back stock compensation expenses	1,695	1,548
Add back unrealized exchange rate gains (losses) on deferred tax assets	(3,762)	3,271
Subtract capitalized software credit	(9,948)	(7,269)

Adjusted EBITDA from continuing operations	$26,073	$32,372

CDC Global Services
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Twelve Months Ended
	2007	2008
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operations income (loss) from continuing operations	$6,866	$(36,004)
Add back restructuring and other charges	(6,430)	37,215
Add back depreciation expense	601	541
Add back amortization expense	3,450	3,292
Add back amortization expense included in cost of revenue	—	32
Add back stock compensation expenses	231	272
Subtract capitalized software credit	(29)	—

Adjusted EBITDA from continuing operations	$4,689	$5,348

CDC Games Corporation
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Twelve Months Ended
	2007	2008
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operations income (loss) from continuing operations	$(190)	$(19,408)
Add back restructuring and other charges	68	20,266
Add back depreciation expense	2,127	3,079
Add back amortization expense	882	589
Add back amortization expense included in cost of revenue	2,556	6,481
Add back stock compensation expenses	—	42
Subtract capitalized software credit	—	—

Adjusted EBITDA from continuing operations	$5,443	$11,049

CDC Software, CDC Global Services, and CDC Games
Unaudited Reconciliation From GAAP Results to Adjusted EBITDA
(Amounts in thousands of U.S. dollars)

	Twelve Months Ended December 31,
	2007	2008
(a) Reconciliation from GAAP results to Adjusted EBITDA from continuing operations
Operations income (loss) from continuing operations	$21,335	$(52,212)
Add back restructuring and other charges	(4,452)	62,293
Add back depreciation expense	5,812	7,821
Add back amortization expense	9,896	10,724
Add back amortization expense included in cost of revenue	15,427	22,279
Add back stock compensation expenses	1,926	1,862
Add back unrealized exchange rate gains (losses) on deferred tax assets	(3,762)	3,271
Subtract capitalized software credit	(9,977)	(7,269)

Adjusted EBITDA from continuing operations	$36,205	$48,769

CDC Corporation
Unaudited Revenue Details
(Amounts in thousands of U.S. dollars)

	Three Months
	Ended March 31,	Three Months Ended	Three Months Ended	Three Months Ended	Year Ended December
	2007	June 30, 2007	September 30, 2007	December 31, 2007	31, 2007
Segment revenue from external customers:
Software:
Licenses	$13,142	$17,110	$14,660	$17,132	$62,044
Maintenance	17,014	20,743	23,375	25,454	86,586
Consulting services	21,027	21,059	21,149	23,689	86,924
Hardware	94	479	1,621	2,149	4,343

Total Software	51,277	59,391	60,805	68,424	239,897
Global Services:
Licenses	962	1,042	577	655	3,236
Consulting services	23,935	26,827	27,649	25,247	103,658
Hardware	—	1,171	439	636	2,246

Total Global Services	24,897	29,040	28,665	26,538	109,140
CDC Games	9,728	9,315	6,614	7,918	33,575
China.com	2,056	2,950	2,357	4,046	11,409

Total consolidated revenue	$87,958	$100,696	$98,441	$106,926	$394,021

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Year Ended December
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	31, 2008
Segment revenue from external customers:
Software:
Licenses	$11,020	$13,543	$11,610	$9,168	$45,341
Maintenance	25,551	26,818	26,371	24,865	103,605
Consulting services	23,033	25,366	21,182	18,390	87,971
Hardware	857	861	1,083	1,069	3,870

Total Software	60,461	66,588	60,246	53,492	240,787
Global Services:
Licenses	1,261	1,272	1,149	741	4,423
Consulting services	24,976	26,966	26,480	21,887	100,309
Hardware	647	1,300	1,162	1,859	4,968

Total Global Services	26,884	29,538	28,791	24,487	109,700
CDC Games	8,563	10,660	12,118	13,560	44,901
China.com	2,245	4,090	2,650	4,697	13,682

Total consolidated revenue	$98,153	$110,876	$103,805	$96,236	$409,070